EXHIBIT 21.1

THE BABCOCK & WILCOX COMPANY

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

YEAR ENDED DECEMBER 31, 2011

NAME OF COMPANY	JURISDICTION OF ORGANIZATION	PERCENTAGE OF OWNERSHIP INTEREST
The Babcock & Wilcox Investment Company	Delaware	100
Babcock & Wilcox Power Generation Group, Inc.	Delaware	100
Americon, Inc.	Delaware	100
Babcock & Wilcox Construction Co., Inc.	Delaware	100
Babcock & Wilcox Canada Ltd.	Canada	100
BWX Technologies, Inc.	Delaware	100
Babcock & Wilcox Nuclear Operations Group, Inc.	Delaware	100
Babcock & Wilcox International Investments Co., Inc.	Panama	100
Babcock & Wilcox Nuclear Energy, Inc.	Delaware	100
Nuclear Fuel Services, Inc.	Delaware	100
Generation mPower LLC	Delaware	90
Babcock & Wilcox Commercial Power, Inc.	Delaware	100
Babcock & Wilcox Nuclear Power Generation Group, Inc.	Delaware	100

The subsidiaries omitted from the foregoing list, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.